Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To General Dynamics Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 2-23904, 2-24270, 33-23448, 33-42799, 333-26571, 333-74574, 333-10664, 333-87126, 333-101634, 333-103607, 333-107901 and 333-116071) on Forms S-3, S-4 and S-8 of General Dynamics Corporation of our report dated June 14, 2005, with respect to the statements of net assets available for benefits of General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, which report appears in the December 31, 2004, Form 11-K of General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan.

/s/ KPMG LLP

McLean, Virginia

June 20, 2005